Press release
For immediate release

Bombardier Recreational Products Inc. (BRP)
completes tender offer

VALCOURT (QUÉBEC) CANADA, June 28, 2006 — Bombardier Recreational Products Inc. ("BRP" or the "Company") has completed its tender offer for all of its outstanding 8 3/8% Senior Subordinated Notes due 2013 (CUSIP No. 09776LAC0) (the "Notes"). The tender offer expired at midnight on June 27, 2006, New York City time. BRP has accepted for payment and will purchase all U.S. $200 million of the Notes validly tendered pursuant to the tender offer, representing 100% of the total principal amount of the Notes outstanding.

The holders of the Notes will receive $1,104.38 per $1,000.00 principal amount of the tendered Notes. Holders will also receive accrued and unpaid interest on the tendered Notes up to, but not including, the Settlement Date, June 28, 2006.

Merrill Lynch & Co. acted as the sole Dealer Manager and Solicitation Agent for the tender offer and the related consent solicitation. Global Bondholder Services Corporation acted as the Information Agent and Depositary.

BRP, a privately-held company, is a world leader in the design, development, manufacturing, distribution and marketing of motorised recreational vehicles. Our portfolio of brands and products includes: Ski-Doo® and Lynx™ snowmobiles, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC®, Can-Am™ all-terrain vehicles, Rotax® engines and karts. Information about BRP is available at http://www.brp.com.

This release contains certain "forward-looking statements" within the meaning of the federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: BRP's ability to introduce new, or improve existing, products; BRP's failure to protect its trademarks, patents and other intellectual property rights; changes in foreign currency valuations and economic conditions in the countries where BRP does business; changes in the price of raw materials; interruptions in deliveries of raw materials or finished goods; BRP's ability to effectively compete and changes in competition or other trends in the industries in which it competes; current and future litigation; acceptance by BRP's customers of new products it develops or acquires; and risks associated with the recapitalization, including, the possibility that the recapitalization may not occur due to failure of the parties to satisfy the conditions in the new senior secured credit facility and related agreement; and the occurrence of events that would have a material adverse effect on BRP as described in such new senior secured credit facility. Many of the factors that will determine BRP's future results are beyond the ability of management to control or predict. Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

®, TM and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates.

Contacts:

Johanne Denault,	Stéphanie Vaillancourt
Manager,	Manager,
Communications and Public Affairs	Financing and Investor Relations
Tel.: 450-532-5173	Tel.: 514-732-7061
pierre.pichette@brp.com	stephanie.vaillancourt@brp.com